Exhibit 99.1

UNGAVA MINES INC.	July 18, 2008
For Immediate Release	Issued and Outstanding: 92,688,976 Common Shares

UMEI appeal of Res Judicata decision fails.
TORONTO, Ontario, July 18, 2008 – Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) announces that a three judge panel of the Quebec Court of Appeal has decided that the decision of Judge Helene Langlois JSC, dismissing Ungava Mineral Exploration Inc’s (UMEI) Amended and Particularized Motion to Institute Proceedings as against Glen Mullan and Bruce Durham, be upheld. The Decision will be studied by counsel to determine whether an appeal will be pursued. Last year Nearctic Nickel Mines Inc. (“Nearctic”) (Pink Sheets:UGVMF) transferred UMEI to the Corporation, its subsidiary. This litigation was referred to in the Nearctic press release dated September 25, 2007.

For further information, contact:

Glen Erikson
President
Ungava Mines Inc.
Telephone No: (905) 274-3164

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.